Filed by: CBaySystems Holdings Limited
Pursuant to Rule 425
under the Securities Act of 1933
Subject Company: MedQuist Inc.
Commission File No.: 001-13326
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION.

For immediate release	October 19, 2010
CBaySystems Holdings Limited
(“CBay” or the “Company”)
CBay Files U.S. Registration Statements
CBaySystems Holdings Limited (AIM: CBAY), a leading provider of integrated clinical documentation solutions for the U.S. healthcare industry, announces that it has filed a Registration Statement on Form S-1 with the U.S. Securities and Exchange Commission (“SEC”) relating to a proposed public offering (“Offering”) of its common stock in the United States. CBay intends to apply for a listing of its shares on The NASDAQ Global Market (“NASDAQ”) in connection with the Offering.
In addition, the Company announces that, further to the announcement released on October 1, 2010, CBay has filed a Registration Statement on Form S-4 with the SEC relating to a proposed exchange offer (“Exchange Offer”) pursuant to which CBay expects to offer to exchange shares of CBay common stock (“CBay Shares”) for outstanding shares of common stock of CBay’s 69.5% subsidiary, MedQuist Inc. (“MedQuist”) (“MedQuist Shares”). CBay has previously entered into a definitive agreement (“MedQuist Exchange Agreement”) with holders of approximately 13.0% of MedQuist’s outstanding common stock, pursuant to which those MedQuist stockholders will receive 4.2459 CBay Shares for each MedQuist Share, subject to certain adjustments, including adjustments relating to the amount of MedQuist’s net debt at closing and to any reverse share split or other similar conversion CBay may effect in respect of its common stock.
The closing under the MedQuist Exchange Agreement is subject to various conditions, including completion of the Offering, the listing of CBay Shares on NASDAQ and the reincorporation of the Company in Delaware, and would increase CBay’s ownership in MedQuist from 69.5% to 82.5%. While the exchange ratio for the Exchange Offer has not been fixed, CBay currently expects that it will be approximately the same as the exchange ratio applicable under the MedQuist Exchange Agreement. No assurance can be given regarding whether the Exchange Offer will be made or regarding the applicable exchange ratio or other terms of the Exchange Offer. The completion of the Exchange Offer, if made, will be subject to certain conditions to be described in the related preliminary prospectus, including the effectiveness of the registration statement on Form S-4 relating to the Exchange Offer.
Finally, in light of the proposed move to NASDAQ, CBay announces that it intends to delist from the Alternative Investment Market (“AIM”) simultaneous with or shortly after the completion of the Offering and the listing of its shares on NASDAQ.
Jefferies & Company, Inc. and Lazard Capital Markets LLC are acting as representatives of the underwriters for the Offering, and Jefferies & Company, Inc. is acting as Dealer Manager for the Exchange Offer.

Further information relating to the Offering, the Exchange Offer and the proposed delisting from AIM will be announced by the Company in due course.
For further information please visit www.cbaysystems.com or contact:

CBaySystems Holdings Limited
Clyde Swoger, Chief Financial Officer	Tel: +1- 866-295-4600 ext: 3355
ir@cbaysystems.com
Strand Hanson Limited — Nominated Adviser	Tel: +44 (0) 20 7409 3494
Rory Murphy
Liam Buswell
Buchanan Communications
Mark Court / Suzanne Brocks	Tel: +44 (0) 20 7466 5000
markc@buchanan.uk.com
suzanneb@buchanan.uk.com
Registration statements relating to these securities have been filed with the Securities and Exchange Commission but have not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the applicable registration statement becomes effective.
When available, a copy of the disclosure documents for the Offering or for the exchange offer may be obtained from Jefferies & Company, Inc., 520 Madison Avenue, 12th Floor, New York, NY 10022, Attn: Syndicate Prospectus Department, (888) 449-2342; Prospectus_Department@Jefferies.com; or for the Offering may be obtained from: Lazard Capital Markets LLC, 30 Rockefeller Plaza, 60th Floor, New York, NY 10020, (800) 542-0970; Macquarie Capital (USA) Inc., Attn: Prospectus Department, 125 West 55th St., Level 22, New York, NY 10019, (212) 231-6564; or RBC Capital Markets Corporation, Attention: Equity Syndicate, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281, (877) 822-4089. These documents also can be obtained free of charge at www.cbaysystems.com, as well as at the SEC’s website at www.sec.gov.
The description of the Exchange Offer contained in this press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell securities. The Exchange Offer will only be made pursuant to the prospectus that forms part of the registration statement and the related letter of transmittal. Holders of MedQuist common stock are urged to read the preliminary prospectus and any amendments or supplements thereto and any other documents relating to the Exchange Offer that are filed by CBay with the SEC, as they contain important information. None of CBay, MedQuist, the dealer manager or any other person is making any recommendation as to whether or not holders of MedQuist common stock should tender their shares in the Exchange Offer.
Statements made in this press release that are forward-looking in nature may involve risk and uncertainties. These statements include, without limitation, statements regarding the terms of the transactions described herein and any other statements that are not historical facts. These risks and uncertainties include the timing and satisfaction of conditions for the proposed transactions and actual results could differ materially from those contained in these forward-looking statements.